Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement Nos. 333-143147, 333-154280, 333-159049, 333-174219 and 333-193827 of Green Plains Inc. on Form S-8 of our report dated December 5, 2016, related to statements of revenues and direct operating expenses of the York Plant of Abengoa Bioenergy Company, LLC (the “York Plant”) acquired by Green Plains Inc. for the three years ended December 31, 2015 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to 1) the presentation of the revenues and direct operating expenses and 2) substantial doubt surrounding the ability of the York Plant to continue as a going concern).

/s/ DELOITTE & TOUCHE LLP

St Louis, Missouri
December 6, 2016